UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MAY 2020
COMMISSION FILE NUMBER 0-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

May 1, 2020
METHANEX REPORTS ON ANNUAL GENERAL MEETING OF SHAREHOLDERS AND WELCOMES LESLIE O’DONOGHUE TO BOARD
VANCOUVER, BRITISH COLUMBIA (May 1, 2020) - Methanex Corporation (TSX:MX) (NASDAQ:MEOH) announced, in accordance with Toronto Stock Exchange requirements, the voting results from its Annual General Meeting held on April 30, 2020 in Vancouver, British Columbia.
Voting Results from Annual General Meeting
A total of 58,784,953 common shares were voted at the meeting, representing 77.15% of all outstanding shares. Shareholders voted in favour of all items of business before the meeting, including the election of all director nominees as follows:

Director	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Douglas Arnell	43,150,223	76.71%	13,098,242	23.29%
James Bertram	43,047,387	76.53%	13,201,078	23.47%
Phillip Cook	41,640,733	74.03%	14,607,732	25.97%
Paul Dobson	43,051,580	76.54%	13,196,885	23.46%
John Floren	43,058,321	76.55%	13,190,144	23.45%
Maureen Howe	42,940,527	76.34%	13,307,938	23.66%
Robert Kostelnik	43,006,204	76.46%	13,242,261	23.54%
Leslie O’Donoghue	56,187,951	99.89%	60,514	0.11%
Janice Rennie	42,419,122	75.41%	13,829,343	24.59%
Kevin Rodgers	55,973,154	99.51%	275,311	0.49%
Margaret Walker	43,051,842	76.54%	13,196,623	23.46%
Benita Warmbold	42,597,080	75.73%	13,651,385	24.27%

Appointment of Auditors
KPMG LLP, Chartered Professional Accountants, was re-appointed as auditor of Methanex.
Votes For (percent): 73.81%
Votes Withheld (percent): 26.19%

Advisory Vote on Executive Compensation
A non-binding advisory vote to accept Methanex’s approach to executive compensation as disclosed in the Information Circular dated March 5, 2020 was approved.
Votes For (percent): 74.92%
Votes Against (percent): 25.08%

Board Appointment
Mr. Bruce Aitken did not stand for re-election as a director at Methanex’s Annual General Meeting. Mr. Aitken was President & CEO of the Company from May 2004 until his retirement at the end of 2012. Prior to this, Mr. Aitken held a variety of senior leadership roles over his 22 years with the Company.
John Floren, President & CEO of Methanex, said, “On behalf of the Board and the entire Methanex team, I would like to thank Bruce for his significant contributions to the Company. Over the last 30 years, Bruce has shared his wealth of knowledge of the methanol industry and provided us with invaluable guidance, advice and contributions during his tenure. We wish Bruce all the best in the future.”
Methanex is pleased to announce the appointment of Leslie O’Donoghue to its Board of Directors effective April 30, 2020.
Ms. O’Donoghue served most recently at Nutrien Ltd. from January 2018 until her retirement in December 2019 and held the roles of Executive Vice President and Advisor to the Chief Executive Officer and Executive Vice President, Chief Strategy and Business Development Officer. Prior to this, Ms. O’Donoghue served as the Executive Vice President, Corporate Development and Strategy and Chief Risk Officer of Agrium Inc. (Nutrien’s predecessor company). Ms. O’Donoghue holds a Bachelor of Arts (Economics) degree from the University of Calgary and a LL.B. from Queen’s University and also serves as a director of Pembina Pipeline Corporation and Richardson International Limited.
Doug Arnell, Chair of the Board of Methanex, commented, “We are thrilled to welcome Leslie to Methanex’s Board. She brings a wealth of senior management experience and an in-depth knowledge of global commodity markets that will complement our current Board’s skills and experience.”
Methanex is a Vancouver-based, publicly traded company and is the world's largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH”. Methanex can be visited online at www.methanex.com.

-end-

For further information, contact:
Kim Campbell
Director, Investor Relations
Methanex Corporation
604 661 2600 or Toll Free: 1 800 661 8851
www.methanex.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: May 1, 2020	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary